UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number: 001-31221
Total number of pages: 8

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Notice of call for a shareholder resolution at the ordinary general meeting of shareholders regarding repurchase of shares.

2.	NTT DOCOMO to merge with regional subsidiaries.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: April 25, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

For Immediate Release
Notice of Call for a Shareholder Resolution
at the Ordinary General Meeting of Shareholders Regarding Repurchase of Shares
(Under Article 156 of the Company Law)
TOKYO, JAPAN, April 25, 2008 — NTT DOCOMO, INC. announced today that its board of directors decided to call for a resolution of its shareholders at the 17th annual general meeting of its shareholders scheduled on June 20, 2008 regarding the repurchase of its own shares.
1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

2.	Details of share repurchase
(1)	Class of shares: Common stock

(2)	Number of shares to be repurchased: 900,000 shares (maximum)

(3)	Aggregate price of shares to be repurchased: 150 billion yen (maximum)

(4)	Period for share repurchase: one year from the day after the conclusion of the 17th annual ordinary general meeting
(Note)
The above repurchase of shares is subject to the approval of DOCOMO’s shareholders at the 17th annual ordinary general meeting to be held on June 20, 2008.
For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

For Immediate Release
NTT DOCOMO to Merge with Regional Subsidiaries
TOKYO, JAPAN, April 25, 2008 — NTT DOCOMO, INC. and its regional companies in the Hokkaido, Tohoku, Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions of Japan announced today an agreement that the eight wholly owned subsidiaries will merge into NTT DOCOMO, the surviving company, effective July 1. The agreement, after being approved by an extraordinary meeting of NTT DOCOMO’s board of directors today, was signed by the participating parties.
NTT DOCOMO and its eight regional subsidiaries have successfully developed infrastructure and conducted community-based sales in each respective region since 1993. It was decided that the eight regional subsidiaries should merge into NTT DOCOMO, however, to better deal with the changing environment of mobile communications. The main objectives of the merger are to achieve:
•	Enriched and enhanced customer services,

•	Streamlined group management, and

•	Faster decision-making.
In accordance with Article 796, Section 3 of Japan’s Corporate Law, NTT DOCOMO was not required to convene a general meeting of shareholders to receive their approval of the merger. In addition, in accordance with Article 784, Section 1 of the same law, the regional subsidiaries likewise were not required to convene general meetings of their shareholders.
None of the eight regional subsidiaries has issued stock purchase warrants or corporate bonds with stock purchase warrants.

Summary of surviving company:

Corporate name:	NTT DoCoMo, Inc.

Nature of business:	Telecommunications

Head office:	2-11-1 Nagata-cho, Chiyoada-ku, Tokyo, Japan

President and CEO:	Masao Nakamura

Common stock:	949,679 million yen (as of March 31, 2008)

Fiscal term:	April 1 — March 31

Impact on earnings:	The merger is not expected to have any impact on the consolidated results of operations or financial position of NTT DOCOMO because the eight regional subsidiaries are already consolidated in its financial statements.
Summary of merger agreement parties (March 31, 2008):

1) Name	NTT DoCoMo, Inc.	NTT DoCoMo Hokkaido, Inc.	NTT DoCoMo Tohoku, Inc.

2) Nature of business	Telecommunications	Telecommunications	Telecommunications

3) Establishment	August 14, 1991	November 14, 1991	November 14, 1991

4) Head office	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo	14-6 Kitaichijyo-Nishi, Chuo-ku, Sapporo, Hokkaido Prefecture	1-1-2 Uesugi, Aoba-ku, Sendai, Miyagi Prefecture

5) Representative	Masao Nakamura, president and CEO	Shuro Hoshizawa, president	Takashi Sakamoto, president

6) Common stock	949,679 million yen	15,630 million yen	14,981 million yen

7) Shares of common stock issued	44,870,000	39,770.84	30,880.6

8) Net assets	4,276,496 million yen (consolidated)	128,282 million yen	224,599 million yen

9) Total assets	6,210,834 million yen (consolidated)	202,124 million yen	361,498 million yen

10) Fiscal term	April 1 — March 31	April 1 — March 31	April 1 — March 31

11) Major share-holder (ratio)	Nippon Telegraph and Telephone Corporation (61.6%)	NTT DoCoMo, Inc. (100%)	NTT DoCoMo, Inc. (100%)

1) Name	NTT DoCoMo Tokai, Inc.	NTT DoCoMo Hokuriku, Inc.	NTT DoCoMo Kansai, Inc.

2) Business	Telecommunications	Telecommunications	Telecommunications

3) Establishment	November 14, 1991	November 14, 1991	November 14, 1991

4) Head office	1-1-10 Higashi-sakura, Higashi-ku, Nagoya, Aichi Prefecture	1-5 Seito, Kanazawa, Ishikawa Prefecture	1-10-1 Umeda, Kita-ku, Osaka

5) Representative	Keiichi Enoki, president	Yoshito Koreeda, president	Masaoki Arimura, president

6) Common stock	20,340 million yen	3,406 million yen	24,458 million yen

7) Shares of common stock issued	59,510.79	23,046.16	75,272.7

8) Net assets	354,900 million yen	84,065 million yen	547,788 million yen

9) Total assets	501,954 million yen	116,688 million yen	800,206 million yen

10) Fiscal term	April 1 — March 31	April 1 — March 31	April 1 — March 31

11) Major share-holder (ratio)	NTT DoCoMo, Inc. (100%)	NTT DoCoMo, Inc. (100%)	NTT DoCoMo, Inc. (100%)

1) Name	NTT DoCoMo Chugoku, Inc	NTT DoCoMo Shikoku, Inc.	NTT DoCoMo Kyushu, Inc.

2) Business	Telecommunications	Telecommunications	Telecommunications

3) Establishment	November 14, 1991	November 14, 1991	November 14, 1991

4) Head office	4-1-8 Otemachi, Naka-ku, Hiroshima, Hiroshima Prefecture	2-1 Sunport, Takamatsu, Kagawa Prefecture	2-6-1 Watanabe-dori, Chuo-ku, Fukuoka, Fukuoka Prefecture

5) Representative	Haruhide Nakayama, president	Shozo Nishimura, president	Noboru Inoue, president

6) Common stock	14,732 million yen	8,412 million yen	15,834 million yen

7) Shares of common stock issued	37,834.54	29,208.59	38,144.14

8) Net assets	164,034 million yen	111,726 million yen	365,058 million yen

9) Total assets	272,821 million yen	160,028 million yen	542,813 million yen

10) Fiscal term	April 1 — March 31	April 1 — March 31	April 1 — March 31

11) Major share-holder (ratio)	NTT DoCoMo, Inc. (100%)	NTT DoCoMo, Inc. (100%)	NTT DoCoMo, Inc. (100%)
For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact

About NTT DOCOMO NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries NTT DOCOMO’s FOMA service is only available to subscribers in Japan.